January 18, 2017
VIA EDGAR
Mr. William H. Thompson, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628

Re:
Cencosud S.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 15, 2016

Form 6-K filed November 22, 2016

Form 6-K filed November 25, 2016

File No. 1-35575

Dear Mr. Thompson:

This letter is the response of Cencosud S.A. (the “Company” or “Cencosud”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Annual Report on Form 20-F and reports on Form 6-K filed November 22, 2016 and November 25, 2016. We have included your numbered comments below and Cencosud’s response follows.

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Statements of Profit and Loss and Other Comprehensive Income, page F-7

1.
Please explain to us how your presentation of other comprehensive income complies with paragraphs 90 through 96 of IAS 1. In that regard it does not appear that you have disclosed reclassification adjustments relating to components of other comprehensive income as required by paragraph 92 or the amounts of income tax related to each item of other comprehensive income as required by paragraph 90 of IAS 1.

We respectfully acknowledge the Staff’s comment and note that the Company will revise its future filings to present its statement of other comprehensive profit and its notes to the financial statements to disclose:

-
Correct allocation of income tax between each item of other comprehensive profit that may be reclassified subsequently to the profit or loss that will be presented in the statement of other comprehensive profit.

-
Reclassification adjustments relating to items of other comprehensive profit and loss that will be presented in notes to the financial statements.

In future filings, the revised statement of profit and loss and other comprehensive profit for the years ended December 31, 2015, 2014 and 2013, as applicable, will be presented as follows:

Statements of Profit and Loss and Other comprehensive Profit

	For the year ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Net Profit	231,984,919	164,146,318	249,764,796

Other comprehensive profit
Items that will not be reclassified to profit and loss
Re-measurements of employee benefit obligations	(526,293)	(431,191)	1,402,721
Total OCI that will not be reclassified to profit and loss	(526,293)	(431,191)	1,402,721

Items that may be reclassified to profit and loss
Foreign currency translation losses	(490,709,278)	(81,363,229)	(153,344,258)
Cash flow hedge	2,527,712	(7,791,437)	(3,486,853)
Total items that may be reclassified to profit and loss	(488,181,566)	(89,154,666)	(156,831,111)

Other comprehensive loss, before taxes.	(488,707,859)	(89,585,857)	(155,428,390)

Income tax related to re-measurement of employee benefit obligations	178,940	146,605	(476,925)
Total income tax that will not be reclassified to profit and loss	178,940	146,605	(476,925)

Income tax related to cash flow hedge	(870,348)	467,671	697,371
Total income tax that may be reclassified to profit and loss	(870,348)	467,671	697,371

Total other comprehensive loss	(489,399,267)	(88,971,581)	(155,207,944)

Total comprehensive (loss) income	(257,414,348)	75,174,737	94,556,852

Income (loss) attributable to
Controlling shareholders	(257,312,191)	76,055,757	94,724,800
Non-controlling interest	(102,157)	(881,020)	(167,948)

Total comprehensive (loss) income	(257,414,348)	75,174,737	94,556,852

Information included in Note 23.4 will be modified in future filings in order to provide additional information and present reclassification adjustments relating to items of other comprehensive profit. The Company evaluated the materiality of the omission of this disclosure quantitatively and qualitatively, and has concluded that the omission described above was not material to its annual prior period financial statements or trends of financial results.

The movements of other Reserves and Changes in ownership interest were as follows:

Reserve movement	Translation	Hedging	Actuarial gain (loss)	Share based payment	Other	Total reserves
Initial balance current period January 1, 2015	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)
Change in equity
Increase (decrease) in reserves	(490,563,107)	203,521,764	(526,293)			(287,567,636)
Deferred taxes		(46,094,010)	1178,940			(45,915,070)
Reclassification to profit or loss of reserves		(200,994,052)		`		(200,994,052)
Reclassification of deferred taxes related to reserves		45,223,662				45,223,662
Other comprehensive (loss) profit	(490,563,107)	1,657,364	(347,353)			(489,253,096)
Transfer to (from) retained earnings.				5,818,354		5,818,354
Total changes in equity	(490,563,107)	1,657,364	(347,353)	5,818,354		(483,434,742)
Closing balance of current year, December 31, 2015	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)

Reserve movement	Translation	Hedging	Actuarial gain (loss)	Share based payment	Other	Total reserves
Initial balance current period January 1, 2014	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)
Change in equity
Increase (decrease) in reserves	(81,230,563)	132,438,007	(431,191)			50,776,253
Deferred taxes		(28,980,512)	146,605			(28,833,907)
Reclassification to profit or loss of reserves		(140,229,444)				(140,229,444)
Reclassification of deferred taxes related to reserves		29,448,183				29,448,183
Other comprehensive (loss) profit	(81,230,563)	(7,323,766)	(284,586)	-	-	(88,838,915)
Transfer to (from) retained earnings.	-	-	-	2,822,081	-	2,822,081
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	-	-	-	-	2,187	2,187
Total changes in equity	(81,230,563)	(7,323,766)	(284,586)	2,822,081	2,187	(86,014,647)
Closing balance of current year, December 31, 2014	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)

Reserve movement	Translation	Hedging	Actuarial gain (loss)	Share based payment	Other	Total reserves
Initial balance current period January 1, 2013	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)
Change in equity
Increase (decrease) in reserves	(153,341,863)	40,386,210	1,402,721			(111,552,932)
Deferred taxes		(8,077,242)	(476,925)			(8,554,167)
Reclassification to profit or loss of reserves		(43,873,063)				(43,873,063)
Reclassification of deferred taxes related to reserves		8,774,613				8,774,613
Other comprehensive (loss) profit	(153,341,863)	(2,789,482)	925,796	-	-	(155,205,549)
Transfer to (from) retained earnings.	-	-	-	3,743,479	-	3,743,479
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	-	-	-	-	(404,131)	(404,131)
Total changes in equity	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)
Closing balance of current year, December 31, 2013	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)

In addition, the following disclosure will be included in the notes to the financial statements in future filings to clearly present the revision made to the statement of other comprehensive profit and loss for the year ended December 31, 2015:

The Company revised its consolidated statements of comprehensive profit for the year ended December 31, 2015, to correct the amount related to income tax related to cash flow hedge which was not appropriately presented. The revision resulted in the following:

	As previously reported		As revised
	December 31, 2015	Adjustment	December 31, 2015

Cash flow hedge	4,491,679	(1,963,967)	2,527,712
Total items that may be reclassified to profit and loss	(486,217,599)	(1,963,967)	- (488,181,566)
Income tax related to cash flow hedge	(2,834,315)	1,963,967	(870,348)
Total income tax that may be reclassified to profit and loss	(2,834,315)	1,963,967	(870,348)

The Company evaluated the materiality of these amounts quantitatively and qualitatively, and has concluded that the amounts described above were not material to its annual prior period financial statements or trends of financial results.

Notes to the consolidated financial statements

16.
Deferred taxes

16.2 Deferred tax liabilities, page F-91

2.
Please tell us why the tax debited (credited) directly to equity for the year ended December 31, 2015 does not agree to the aggregate amount of income tax related to the re-measurement of employee benefit obligations, cash flow hedge and foreign currency translation adjustments.

The Staff’s comment is duly noted. We respectfully inform the Staff that in future filings the Company will revise certain figures of the statement of other comprehensive profit and loss as discussed in our response to comment 1. After the revisions are made, tax debited (credited) directly to equity for the year ended December 31, 2015 will agree between the statement of other comprehensive profit and Note 23.4.

The Company evaluated the materiality of these amounts quantitatively and qualitatively, and has concluded that the amounts described above were not material to its annual prior period financial statements or trends of financial results.

3.
Please tell us why the income tax charged or credited to discontinued operations for the years ended December 31, 2014 and 2013 does not agree to the amount of income tax expense disclosed in note 34 on page F-165.

The Staff’s comment is duly noted. We respectfully inform the Staff that the income tax presented in the income statement shown in Note 34 includes the effects of current and deferred income taxes, whereas in Note 16.2 the amount related to discontinued operations corresponds only to the effect of deferred income tax. However, the Company noted certain inconsistencies in the information presented in Note 16.2 and Note 26 for the years ended December 31, 2015, 2014 and 2013 derived from misclassifications between current income tax and deferred income tax. In future filings, the Company will amend its disclosure of deferred income tax charged or credited to discontinued operations for the years ended December 31, 2015, 2014 and 2013 in Notes 34 and 16.2.

The Company proposes to include the following revised disclosure in future filings:

Note 16.2
Deferred taxes

The gross movement on the deferred income tax account is as follows:

	For the year ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
As of January 1	(183,483,696)	(159,621,487)	(178,277,276)
Effects on statement of profit and loss	94,803,722	(18,002,092)	(26,320,282)
Exchange differences	(8,050,864)	5,098,625	43,802,529
Tax (credited) debited directly to equity	(691,408)	614,276	220,447
Effects on statement of profit and loss from discontinued operations	-	453,951	953,094
Reclassification of deferred income tax assets and liabilities to discontinued operations	-	(12,026,969)	-

At December 31	(97,422,246)	(183,483,696)	(159,621,488)

Note 26
Corporate income tax

	For the year ended December 31,
Expenses (income) due to income tax, current and deferred portions (presentation)	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Current tax expense	153,343,805	107,929,567	67,748,181

Total current tax expenses, Net	153,343,805	107,929,567	67,748,181

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	(97,037,060)	(2,370,924)	19,667,924
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	2,233,338	20,373,016	6,652,358

Total deferred tax expenses, net	(94,803,722)	18,002,092	26,320,282

Expense (Income) tax, net	58,540,083	125,931,659	94,068,463

Expenses (income) due to income tax, by source (national, foreign) (presentation)	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	110,735,624	83,895,424	21,691,908
Current income tax expense, Net, Local	42,608,181	24,034,143	46,056,273
Current income tax expense, Net, Total	153,343,805	107,929,567	67,748,181
Deferred income tax expense, Net, Foreign	(101,004,658)	(681,264)	18,887,331
Deferred income tax expense, Net, Local	6,200,936	18,683,356	7,432,951
Deferred income tax expense, Net, Total	(94,803,722)	18,002,092	26,320,282
Tax Expense on continuing operations	58,540,083	125,931,659	94,068,463

In addition, the following disclosure will be included in the notes to the financial statements in future filings to clearly present the revisions made to notes 16.2 and 26:

The Company determined that in Notes 16.2 and 26 to the Consolidated Statements for the years ended December 31, 2015, 2014 and 2013 certain amounts related to the effects of deferred income tax expense were misclassified between Current income tax expense and deferred income tax expense.

There is no impact to the consolidated income tax expense. The Company has evaluated the effects of the revisions made and concluded that none are material to any of its previously issued annual Consolidated Financial Statements. Nevertheless, the Company has elected to revise the comparative periods mentioned above. For the years ended December 31, 2015, 2014 and 2013, these revisions are as follows:

Note 16.2

	For the year ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Effects on statement of profit and loss as previously reported	97,487,598	(17,548,140)	(25,367,188)
Adjustment	(2,683,876)	(453,952)	(953,094)
Effects on statement of profit and loss as revised	94,803,722	(18,002,092)	(26,320,282)

Effects on statement of profit and loss from discontinued operations as previously reported	(2,683,876)	(12,026,969)	-
Adjustment	2,683,876	12,480,921(*)	953,094
Effects on statement of profit and loss from discontinued operations as revised	-	453,952	953,094

(*) The reclassification of corresponding deferred income tax assets and liabilities to the discontinued operations line item is presented separately for an amount of (ThCh$12,026,969).

Note 26

	For the year ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Total current income tax expense, net as previously reported	156,027,681	107,130,790	97,424,806
Adjustment	(2,683,876)	798,777	(29,676,625)
Total current income tax expense, net, as revised	153,343,805	107,929,567	67,748,181

Total deferred income tax expense, net, as previously reported	(97,487,598)	18,800,869	(3,356,343)
Adjustment	2,683,876	(798,777)	29,676,625
Total deferred income tax expense, net as revised	(94,803,722)	18,002,092	26,320,282

23. Net Equity

Other non-financial assets, non-current, page F-125

4. Please tell us why you believe the presentation of net debt, a non-IFRS measure, is not prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K.

The Staff’s comment is duly noted. We respectfully inform the Staff that in future filings the Company will amend its IAS 1 paragraph 135 disclosure of capital management as follows (assuming no changes in circumstances going forward):

Capital management

The Group’s objective regarding capital management is to safeguard the capacity to continue ensuring appropriate returns for the shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs
In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total capital. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents and other financial assets. Total capital corresponds to total equity as shown in the consolidated statement of financial position plus net debt.

In accordance with the above, we combine different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

Management’s strategy for indebtedness is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt based on the consolidated indebtedness ratio.

In case of increased liquidity needs, the Company may obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers. The Company’s liquidity internal policies are disclosed in Note 3.2.1.7. Liquidity risk.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

33.
  Stock options, page F-162

5. Please disclose how expected volatility was determined, including an explanation of the extent to which expected volatility was based on historical volatility. Please refer to paragraph 47(a)(ii) of IFRS 2.

We respectfully acknowledge the Staff’s comment and note that the Company will revise its future filings to clarify its accounting policy with respect to the determination of the expected volatility as follows: "The expected volatility is based on market data information. The calculation consisted of the determination of the standard deviation from the Company’s historical closing stock prices during a time horizon approximated to the relevant maturity."

34.
 Discontinued Operations, page F-165

6.
We note that you have presented your disposition of the controlling interests of the subsidiaries under the Framework Agreement as discontinued operations. Please address the following:

●
Please explain how the sale of the ownership of a portion of a subsidiary meets the definition of a “component.” Specifically address paragraph 31 of IFRS 5.

We respectfully inform the Staff that the subsidiaries disposed of in accordance with the Framework Agreement collectively represented the “credit card business in Chile,” which comprised specific operations and cash flows (those related to the financial services), and accordingly it qualifies as component as it can be clearly distinguished, operationally and for financial reporting purposes. In fact, this business was included for reporting purposes as part of the Financial Services Segment until its classification and presentation as held for sale and discontinued operation and specific financial reporting information for “financial services in Chile” had also been included in Note 28 prior to this classification.

Consequently the “financial services business” disposed of had been a group of cash-generating units while being held for use, and as such can be identified as a group of net assets that generated cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Additionally, based on the Company’s assessment, the disposition represents a separate major line of business and geographical area of operations as it represented 100% of the credit card business in Chile for which financial information was reported in Note 28.

As a result of the Framework Agreement, the Company lost control of those subsidiaries that represented the “Credit card business in Chile” and consequently the transaction was accounted for in line with IFRS 5 paragraph 8A, which states that “An entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria set out in paragraphs 6–8 are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.”

●
Please explain how your disposition represents a separate major line of business or geographical area. Specifically address paragraph 32(a) if IFRS 5.

As discussed above, the sale of the controlling interests of the subsidiaries under the Framework Agreement is considered a separate major line of business because it corresponds to the credit card business in Chile, which was the most significant line of business included in the Company’s financial services segment.

●
We note your disclosure on page 2 the Framework agreement spans 15 years. Please explain what happens at the end of the 15 year period and how this was considered in your held for sale and discontinued operation determinations.

The agreement spans 15 years which is the same period for which the statutory term of the companies were legally established. In other words, the controlling interest (in this case, The Bank of Nova Scotia and its wholly owned subsidiary Scotiabank Chile) in the subsidiaries under the Framework Agreement has a finite established life of 15 years.

Considering the aforementioned, there are four different alternative outcomes:

Option 1: The statutory term of the companies could be extended by a new agreement among Cencosud Retail S.A. and Easy S.A., and The Bank of Nova Scotia and its wholly owned subsidiary Scotiabank Chile (“the parties”). Under this option, the negotiation to extend the term of the companies and continue with the current or a modified agreement could include new terms, whose effects would be assessed at that moment. Nevertheless, this possibility in the future does not affect the held for sale and discontinued operation classification and presentation derived from entering into the Framework Agreement.

Option 2: Company’s Purchase Option. To the extent an agreement is not reached as mentioned in Option 1, the Company will have the option, but not the obligation, to purchase a 51% interest in the holding company that holds the credit card business. The purchase price will be equal to the fair market value per share determined by an investment bank, which may not be lower than the book value per share on the date corresponding to the final anniversary of the Framework Agreement.

Under this option, the Framework Agreement would be terminated at the end of the “negotiation period” mentioned in Option 1, and if the Company pays to Scotiabank the fair value of its shares, it may obtain control over the company holding the credit card business from that moment. Nevertheless, this option can be exercised only if the negotiation mentioned in Option 1 has failed and a fair value per share has been established, which does not affect the held for sale and discontinued operation classification and presentation, as the potential voting rights are not considered substantive at the time of the loss of control assessment.

Option 3: Portfolio Purchase Option. Scotiabank will have the right, but not the obligation, to purchase receivables from customers (including principal and interest, accrued before and after the purchase of the credits) held by the holding company of the credit card business, up to the amount equivalent to the principal and interest owed on that date under the financing structure of the credit card business. Under this option, the agreement, and the companies, would be terminated at the end of the 15 year period due to the statutory term established.

Option 4: Once the statutory expiration of the companies occurs, if no party has elected the alternative options (Option 1 or 2) and regardless of whether Scotiabank has elected Option 3 or not, the companies will be liquidated. Under this option, the companies would be liquidated at the end of the 15 year period, which does not affect the Company’s assessment of the held for sale and discontinued operation presentation and classification.

c) Results of discontinued operations, page F-170

7.
We note that (i) other revenues by function for 2015 do not agree to the table of other operating income on page F-132, (ii) finance income and expenses for 2014 and 2015 do not agree to the table on page F-133 and (iii) exchange differences and (losses) from indexation for 2014 do not agree to the table on page F-133. Please advise.

The Staff’s comment is duly noted. We respectfully inform the Staff that in future filings the Company will amend its disclosure related to other operating income, finance income and expenses and exchange differences and (losses) from indexation for the years ended December 31, 2015, 2014 and 2013, as applicable.

After the revisions mentioned below, the amounts related to other revenues by function for 2015, finance income and expenses for 2014 and 2015 and the exchange differences and (losses) from indexation for 2014 will agree with the statement of profit presented in Note 34. The Company proposes to include the following revised language (in bold) in future filings:

(i) Other operating income for 2015, 2014 and 2013 in page F-132,

25.5
Other operating income

	For the year ended December 31
Other operating income	2015	2015	2015	2014	2014	2014	2013	2013	2013
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sell Carton & Wraps	2,973,184	-	2,973,184	3,761,265	-	3,761,265	3,178,983	-	3,178,983
Recovery of fees	3,267,738	-	3,267,738	2,446,055	-	2,446,055	1,271,807	-	1,271,807
Increase on revaluation of investment properties	198,154,988	-	198,154,988	100,772,615	-	100,772,615	95,110,013	-	95,110,013
Other income	6,561,199	(436,450)	6,124,749	7,648,335	(190,554)	7,457,781	9,153,179	(422,737)	8,730,442

Total	210,957,109	(436,450)	210,520,659	114,628,270	(190,554)	114,437,716	108,713,982	(422,737)	108,291,245

(ii) Finance income and expenses for 2014 and 2015 in page F-133 and (iii) Exchange differences and (losses) from indexation for 2014 in page F-133

25.6 Financial results
The following is the financial income detailed for the periods ended:

	For the year ended December 31
Other gains ( losses)	2015	2015	2015	2014	2014	2014	2013	2013	2013
	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation	Total	Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Financial income from cash flow hedging	-	-	-	-	-	-	25,010	-	25,010
Other finance income	15,070,088	(131,448)	14,938,640	6,968,764	(259,620)	6,709,144	5,829,603	144,562	5,974,165

Financial income	15,070,088	(131,448)	14,938,640	6,968,764	(259,620)	6,709,144	5,854,613	144,562	5,999,175

Bank loan expenses	(130,257,214)	33,329	(130,223,885)	(115,207,662)	98,788	(115,108,874)	(137,975,837)	13,100,402	(124,875,435)
Bond debt expenses	(125,424,158)	-	(125,424,158)	(100,627,140)	-	(100,627,140)	(90,072,133)	21,728,421	(68,343,712)
Interest on bank loans	(17,487,821)	14,321,221	(3,166,600)	(38,853,766)	38,853,766	-	(13,389,526)	-	(13,389,526)
Valuation of financial derivatives expenses	(223,754)	-	(223,754)	35,478,511	-	35,478,511	10,016,761	-	10,016,761

Financial Expenses	(273,392,947)	14,354,550	(259,038,397)	(219,210,057)	38,952,554	(180,257,503)	(231,420,735)	34,828,823	(196,591,912)

Results from UF indexed bonds in Chile	(18,365,658)	38,046	(18,327,612)	(41,529,164)	4,969,932	(36,559,232)	(13,879,380)	2,074,458	(11,804,922)
Results from UF indexed Brazil	(2,669,679)	-	(2,669,679)	(6,829,994)	-	(6,829,994)	(6,957,024)	-	(6,957,024)
Results from UF indexed Other	(1,011,232)	-	(1,011,232)	3,813,276	-	3,813,276	(123,183)	-	(123,183)

(Losses) gains from indexation	(22,046,569)	38,046	(22,008,523)	(44,545,882)	4,969,932	(39,575,950)	(20,959,587)	2,074,458	(18,885,129)

Financial debt IFC-ABN Argentina	(2,533,974)	-	(2,533,974)	(3,250,121)	-	(3,250,121)	(4,821,735)	-	(4,821,735)
Bond debt USA and Peru	(102,744,898)	(2,760,915)	(105,505,813)	(38,940,755)	19,198,679	(19,742,076)	(23,336,483)	9,274,498	(14,561,985)
Financial debt Peru	(3,600,116)	-	(3,600,116)	(1,568,572)	-	(1,568,572)	(3,830,530)	395,038	(3,435,492)
Financial assets and Financial debt—Colombia	(5,102,934)	-	(5,102,934)	150,070	-	150,070	32,577	-	32,577

Exchange difference	(113,981,922)	(2,760,915)	(116,742,837)	(43,609,378)	19,198,679	(24,410,699)	(32,456,171)	9,669,536	(22,786,635)

Financial results total	(394,351,350)	11,500,233	(382,851,117)	(300,396,553)	62,861,545	(237,535,008)	(278,981,880)	46,717,379	(232,264,501)

In addition, the following disclosure will be included in the notes to the consolidated financial statements in future filings to clearly present the revisions made to notes 25.5 and 25.6:

Certain revisions have been made to correct amounts that were not properly presented in the notes to the consolidated financial statements. The Company determined that in Notes 25.5 and 25.6 to the consolidated financial statements certain amounts related to the effects of discontinued operations were not presented appropriately for the years ended December 31, 2015 and 2014.

There is no impact to the consolidated statement of profit and loss. The Company has evaluated the effects of these errors within the notes to the consolidated financial statements and concluded that none are material to any of its previously issued annual Consolidated Financial Statements. Nevertheless, the Company has elected to revise the periods mentioned above. For the years ended December 31, 2015 and 2014, these revisions are as follows:

Note 25.5 Other operating income

Other operating income	Discontinued operation 2015
	As previously reported December 31, 2015	Adjustment	As revised December 31, 2015
	ThCh$	ThCh$	ThCh$
Other income	883,399	(1,319,849)	(436,450)

Note 25.6 Financial results	Discontinued operation 2015
Other gains ( losses)	As previously reported December 31, 2015	Adjustment	As revised December 31, 2015
	ThCh$
Other finance income	862,350	(993,798)	(131,448)
Financial income	862,350	(993,798)	(131,448)

Bank loan expenses	(33,329)	66,658	33,329
Interest on bank loans	(5,195,830)	19,517,051	14,321,221
Financial Expenses	(5,229,159)	19,583,709	14,354,550

Results from UF indexed bonds in Chile	(38,046)	76,092	38,046
(Losses) gains from indexation	(38,046)	76,092	38,046

Bond debt USA and Peru	2,760,915	(5,521,830)	(2,760,915)
Exchange difference	2,760,915	(5,521,830)	(2,760,915)
		-
Financial results total	(1,643,940)	13,144,173	11,500,233

Note 25.6 Financial results	Discontinued operation 2014
Other gains ( losses)	As previously reported December 31, 2014	Adjustment	As revised December 31, 2014
			ThCh$
Other finance income	269,291	(528,911)	(259,620)
Financial income	269,291	(528,911)	(259,620)

Bank loan expenses	(98,788)	197,576	98,788
Interest on bank loans	(9,885,062)	48,738,828	38,853,766
Financial Expenses	(9,983,850)	48,936,404	38,952,554

Results from UF indexed bonds in Chile	(1,281,445)	6,251,377	4,969,932
(Losses) gains from indexation	(1,281,445)	6,251,377	4,969,932

Bond debt USA and Peru	(5,539,807)	24,738,486	19,198,679
Exchange difference	(5,539,807)	24,738,486	19,198,679
		-
Financial results total	(16,535,811)	79,397,356	62,861,545

Form 6-K filed November 22, 2016

8.
We note your disclosure of net financial debt on page 12 of the press release. In future filings please include a reconciliation of the differences between the non-IFRS financial measure with the most directly comparable financial measure calculated and presented in accordance with IFRS as required by Regulation G. Please show us what your revised disclosure would look like.

The Staff’s comment is duly noted. We respectfully inform the Staff that in future filings the Company will include the following disclosure:

We define net debt as total debt less total liquidity less other financial liabilities current and non-current from Banco Paris and Banco Peru plus cash and cash equivalents and other financial assets current and non-current from Banco Paris and Banco Peru. Total debt is defined as Other financial liabilities, current and Other financial liabilities, non-current. Total liquidity is defined as total cash and cash equivalents plus total other financial assets current and total other financial assets non-current.

The IFRS financial measure most directly comparable to net debt is Other financial liabilities, current and Other financial liabilities non-current as reported in the Notes to the Company’s consolidated financial statements.

We believe that the presentation of net debt provides useful information to investors because our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure, covenants and leverage. Furthermore, certain debt rating agencies, creditors and credit analysts monitor our net debt as part of their assessments of our business.

We typically need a considerable portion of our cash and cash equivalents as well as other financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.

For a quantitative reconciliation of net debt to total debt, see below

	As of
Reconciliation from Total Debt to Net Debt	Sep 30, 2016	Dec 31, 2015
	ThCh$	ThCh$

Total Debt	3,334,336	3,280,211
(-) Total other financial liabilities from Banco París and Banco Perú	107,077	125,904
(-) Total consolidated other financial assets	401,700	676,383
(+) Total other financial assets from Banco París and Banco Perú	31,221	71,503
(-) Total cash and cash equivalents	196,541	268,275
(+) Cash and cash equivalents from Banco París and Banco Perú	31,681	18,985

Net financial debt	2,691,920	2,300,137

Form 6-K filed November 25, 2016

9.
Please show us how to reconcile the information related to discontinued operations disclosed in Note 16 to the information disclosed in Note 21.

The Staff’s comment is duly noted. Certain amounts disclosed in notes 16.1, 16.2 and 16.3 were not presented appropriately for the period ended September 30, 2015. The below tables reflect the correct amounts in bold:
Note 16.1
Expenses by nature

Expenses by nature	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	4,966,618,461	-	4,966,618,461	5,331,343,656	-	5,331,343,656
Other cost of sales	356,899,960	-	356,899,960	353,992,776	(20,400,024)	333,592,752
Personnel expenses [1]	1,034,537,484	-	1,034,537,484	1,170,636,263	(8,616,416)	1,162,019,847
Depreciation and amortization [2]	163,074,690	-	163,074,690	164,668,648	(715,030)	163,953,618
Distribution cost	18,989,663	-	18,989,663	20,275,644	-	20,275,644
Other expenses by function	120,813,586	-	120,813,586	122,779,162	-	122,779,162
Cleaning	53,992,980	-	53,992,980	60,697,937	(23,750)	60,674,187
Safety and security	45,472,059	-	45,472,059	52,422,957	(25,803)	52,397,154
Maintenance	61,662,679	-	61,662,679	67,131,009	(493,522)	66,637,487
Professional fees	55,855,807	-	55,855,807	59,187,133	(687,767)	58,499,366
Bags for Customers	14,576,068	-	14,576,068	17,516,658	-	17,516,658
Credit card commission	74,666,929	-	74,666,929	75,073,616	(11,352)	75,062,264
Lease	141,769,455	-	141,769,455	144,457,971	(548,126)	143,909,845
Other	68,623,345	-	68,623,345	59,993,286	(6,249,448)	53,743,838

Total (B)	7,177,553,166	-	7,177,553,166	7,700,176,716	(37,771,238)	7,662,405,478

Note 16.2
Personnel expenses [1]
The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	834,982,635	-	834,982,635	920,110,664	(7,755,321)	912,355,343
Short-term employee benefits	177,978,448	-	177,978,448	189,335,303	(444,059)	188,891,244
Termination benefits	21,576,401	-	21,576,401	61,190,296	(417,036)	60,773,260

Total	1,034,537,484	-	1,034,537,484	1,170,636,263	(8,616,416)	1,162,019,847

Note 16.3
Depreciation and amortization [2]

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	142,287,748	-	142,287,748	143,408,533	(36,460)	143,372,073
Amortization	20,786,942	-	20,786,942	21,260,115	(678,570)	20,581,545

Total	163,074,690	-	163,074,690	164,668,648	(715,030)	163,953,618

The amounts related to discontinued operations presented in the above revised tables agrees with the statement of profit presented in Note 21.There is no impact to the consolidated statement of profit and loss.

The Company has evaluated the effects of these errors and concluded that none are material to any of its previously issued interim Consolidated Financial Statements.

Please address any further questions or comments you may have about this letter, the Annual Report on Form 20-F and the reports on Form 6-K to me at mmottesi@milbank.com or at (212) 530-5602.

Very truly yours,

/s/ Marcelo A. Mottesi

Marcelo A. Mottesi

cc:
Jaime Soler, Chief Executive Officer

Rodrigo Larrain, Chief Financial Officer

Carlos Mechetti, Legal Counsel